Exhibit 99.5

TMX, NYSE – HBM
2013 No. 25

Hudbay Releases Third Quarter 2013 Results

Summary

•                  Profit and profit per share in the third quarter of 2013 were $3.0 million and $0.03, respectively, compared to a loss and loss per share of $5.4 million and $0.03 in the third quarter of 2012.

•                  Operating cash flow before stream deposit and change in non-cash working capital during the third quarter of 2013 was $12.8 million, down $8.7 million compared to the third quarter of 2012, primarily due to lower sales volumes, lower realized metals prices and the impact of the precious metals stream transaction.

•                  Consistent with projections provided in July 2013, results from the completion of a revised Constancia capital cost estimate indicate total costs to project completion of US$1.708 billion, with initial production expected in late 2014 and commercial production in the second quarter of 2015.

•                  Sinking of the main production shaft at the Lalor project was substantially complete subsequent to quarter end.

•                  The Reed mine received its Environment Act Licence from the Manitoba government and commenced initial production.

•                  Entered into a US$135 million gold stream transaction with Silver Wheaton for the purchase of 50% of the gold production from the Constancia project and completed Cat Financial equipment financing transaction.

Toronto, Ontario, November 8, 2013 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2013 financial results. In the third quarter of 2013, Hudbay recorded a profit and profit per share of $3.0 million and $0.03, respectively, compared to a loss and loss per share of $5.4 million and $0.03, respectively, in the third quarter of 2012.

Third quarter of 2013 profit was affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustments related to junior mining investments	(0.9)	(0.9)	(0.01)
Gain on mark-to-market of embedded derivative related to long-term debt	0.5	0.5	—
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	1.7	0.01
Foreign currency translation gain	3.7	5.2	0.03
Gain as a result of provisional pricing adjustments	3.6	2.2	0.01
Impairment on Back Forty exploration and evaluation asset	(3.4)	(3.4)	(0.01)
Mark-to-market loss on metal price hedging	(4.1)	(3.0)	(0.02)

“Our operating teams continued to make significant progress on our development projects during and subsequent to the third quarter of 2013,” said David Garofalo, president and chief executive officer. “At Constancia, where the project is nearly half complete, we signed long term power and port agreements, which were in line with our budgeted expectations. At Lalor, we have substantially completed the sinking of our main production shaft and at the Reed mine, we commenced initial production.  Both Manitoba mine projects continue to be on time and on budget.”

On November 4, 2013, Hudbay entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the company will receive an additional US$135 million deposit against delivery of 50% of payable gold from the Constancia project, payable once Hudbay has incurred and paid US$1.35 billion in capital expenditures at Constancia. This is in addition to the US$750 million agreement with Silver Wheaton, entered into in August 2012, in respect of precious metals production from 777 and silver production from Constancia. Hudbay has received an aggregate of US$625 million of the deposit payments under the initial agreement and the remaining US$125 million payment for silver production at Constancia will become payable once the company has incurred and paid US$1 billion in capital expenditures at the project.

On October 18, 2013, Hudbay closed the previously announced equipment financing facility for the Constancia mobile fleet with Caterpillar Financial Services Corporation (“Cat Financial”), pursuant to which Cat Financial will provide Hudbay with financing to purchase approximately US$130 million of equipment manufactured by Caterpillar and others. Hudbay expects to draw down on the facility in stages, beginning in the fourth quarter of 2013, as the equipment is delivered to site and assembled for use in accordance with the project schedule. Loans made pursuant to the facility will have a term of six years and are secured by the Constancia mobile fleet.

During August and September 2013 Hudbay entered into copper and zinc hedging transactions intended to manage the risk of adverse changes to operating cash flow as the company approaches the expected completion of its Lalor and Constancia projects in the second half of 2014. In copper, Hudbay has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. In zinc, Hudbay has entered into costless collar transactions on approximately 103 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb.

Financial and Operating Results

Total revenue for the third quarter of 2013 was $130.2 million, $14.4 million lower than the same period in 2012. This decrease was primarily due to lower copper sales volumes, mainly as a result of the planned permanent closures of the company’s Trout Lake and Chisel North mines in 2012 and lower metals prices compared to the third quarter of 2012, partially offset by higher zinc, gold and silver volumes.

Third quarter 2013 ore production at Hudbay’s Manitoba business unit was 29% higher than the prior year’s third quarter as a result of a full quarter of production at Lalor, additional production from the 777 North mine and production commencing at the Reed mine. Overall mine operating costs per tonne were 18% higher than the prior year’s quarter due to higher costs of production from the Lalor mine. The operating cost per tonne of ore processed in the third quarter of 2013 at the Flin Flon concentrator remained consistent with the same period in 2012. Operating costs at the Snow Lake concentrator for the third quarter of 2013 were 27% lower than the third quarter of 2012, as a result of increased throughput in the plant.

Hudbay expects its full year contained copper in concentrate production to be slightly below the guidance range of 33,000 to 38,000 tonnes for 2013, and full year contained zinc and precious metals production to be in the upper ends of the respective 2013 guidance ranges of 85,000 to 100,000 tonnes of zinc and 85,000 to 105,000 gold-equivalent ounces. The lower copper production is mainly due to the deferral of higher copper grade zones from the 2013 777 mine plan to future years as a result of temporary limitations in paste backfill availability and requirements for ground support in the higher copper grade zones.

Cash Flows

Operating cash flow before stream deposit and change in non-cash working capital was $12.8 million for the third quarter of 2013, an $8.7 million decrease compared with the same period in 2012, primarily as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts at the 777 mine as a result of the Silver Wheaton precious metals stream transaction.

Cash and cash equivalents decreased by $544.6 million from December 31, 2012 to $792.5 million as at September 30, 2013. This decrease was primarily driven by $666.5 million in capital expenditures primarily at the Lalor and Constancia projects, and interest and dividend payments of $58.5 million and $18.9 million, respectively. These expenditures were partially offset by proceeds from the issuance of US$150 million of the company’s senior unsecured notes and the receipt of the second deposit under the precious metals stream transaction with Silver Wheaton.

As at September 30, 2013, on a pro-forma basis, Hudbay had total available and committed liquidity of approximately $1.2 billion, not including approximately $100 million in tax refunds expected to be received within the next twelve months.

Constancia

At Constancia, 95% of the detailed engineering is complete. Consistent with projections provided in July 2013, results from the completion of a revised capital cost estimate indicate total costs to project completion of US$1.708 billion, with initial production projected for late 2014 and commercial production projected for the second quarter of 2015. Incorporating the deferral of some project expenditures previously announced in July 2013, sustaining capital expenditures in the first five years of production are expected to average US$80 million per annum.

Hudbay has incurred approximately US$872 million in costs on the Constancia project to October 31, 2013 and has entered into an additional US$336 million in commitments.

The project is over 47% complete as at October 31, 2013. Hudbay has signed a 10-year port agreement to manage and store concentrate with the local port authority and has also executed a 10-year power supply agreement. Both agreements are consistent with budgeted expectations. Hudbay has begun construction activities on the power transmission line from Tintaya to Constancia, with preliminary agreements securing approximately 90% of the land access rights for pylon construction. Mine equipment is being delivered to site on schedule and major haul trucks are currently being assembled. Two of the three hydraulic shovels are in Peru with components currently being delivered to site. All of the mills have been delivered to site. The first of the ball mill and SAG mill shells are currently being hoisted and installed on the completed mill foundations and assembly and installation of the float cells is underway. Hudbay is conducting steel erection at the plant site and productivity is advancing well. Water management infrastructure is in place to manage rainy season conditions and for the required water storage necessary for start up. Foundation work and dam construction on the east tailings facility are underway and on schedule. Bog removal in the tailings facility continues with good productivity and volume assumptions are in line with expectations.

In accordance with the agreements Hudbay has entered into with local communities, the company has delivered new homes to 28 of 36 families and has constructed a total of 31 homes. The relocation of these families is in progress. Negotiations to secure surface rights over the Pampacancha deposit are expected to commence in the near future.

Hudbay has received the mining permit, beneficiation concession and approval for the early refund of value added tax on purchases with retroactive effect to December 2012. In the third quarter Hudbay received approval of its Environmental and Social Impact Assessment (ESIA) Modification 1 and plans to submit an application for a second amendment to the ESIA in December 2013, which would cover the final project configuration and permit the incorporation of Pampacancha into the mine plan. All permitting remains on schedule.

Lalor

The company has invested approximately $405 million at the Lalor project to October 31, 2013 and has entered into an additional $46 million in commitments. Included in the invested amount and total commitments are approximately $371 million and $40 million, respectively, related to the Lalor mine, which is on schedule and on budget.

The company intends to invest $9 million at its Snow Lake concentrator to refurbish existing equipment and facilities and double production capacity to approximately 2,700 tonnes per day. This investment is expected to enable the deferral of construction of the new Lalor concentrator until 2015. Hudbay expects to complete the increase in production capacity at the Snow Lake concentrator by mid-2014, when the production shaft at Lalor is being commissioned. The company will continue with engineering and optimization work for the new concentrator and will reassess timing for construction of the new concentrator in 2014 following completion of an updated Lalor mine plan.

During the third quarter of 2013, Hudbay hoisted 110,695 tonnes of ore from the ventilation shaft at Lalor at a copper grade of 0.90% and zinc grade of 8.95%. In late September Hudbay experienced a breakdown of the temporary hoisting apparatus over the ventilation raise. No injuries were sustained and repairs will be at the expense of the contractor that was operating the hoist. Hudbay received permission to haul ore to surface via the access ramp until repairs were completed, and no material impact on Lalor’s operations resulted.

Underground project development has continued, with completion of the 955 metre level load out facility and shaft bottom access to the 985 metre level. Hudbay has also started work on the ore pass and waste pass handling systems and the settling cones.

Construction work for the main ore and waste handling systems, as well as the main dewatering systems, has been awarded and will commence in the fourth quarter of 2013 and continue to mid-2014. Hudbay is near completion on the construction of the main substation, which is scheduled to be commissioned in the fourth quarter of 2013. The construction on the main intake fan system is 90% complete and is scheduled to be commissioned in the second quarter of 2014 after the main production shaft has been completed.

Given the nature of the Lalor project, Hudbay expects to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. Hudbay commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed by the second half of 2014 when the main production shaft has been commissioned for ore hoisting, subject to receipt of required regulatory permits. At that time Hudbay expects to discontinue the use of the ventilation shaft for hoisting and transition fully to use of the main production shaft. Sinking of the main production shaft was substantially complete subsequent to quarter end.

The third phase of the project involves the new concentrator. Hudbay is processing the Lalor ore at the nearby Snow Lake concentrator until the company completes the construction of the new concentrator located at the Lalor site. In the second quarter of 2013, Hudbay submitted permit applications for the new concentrator to the Manitoba and federal governments.

Reed

During the third quarter of 2013, Hudbay’s 70% owned Reed mine near Flin Flon, Manitoba received its Environment Act Licence from the Manitoba government and commenced initial production. The licence permits the operation of a 1,300 tonne per day underground copper mine and supporting infrastructure. Of Hudbay’s $72 million estimated capital construction budget, the company has invested approximately $59 million on the project to October 31, 2013 and has entered into an additional $7 million in commitments. Capital expenditures at Reed are expected to total approximately $40 million in 2013. The project is on schedule and on budget.

During the third quarter of 2013, we mined 8,235 tonnes at a copper grade of 1.66% and a zinc grade of 2.74%. The underground ramp had advanced approximately 1,358 metres, and an additional 147 metres of pre-production drifting had been achieved as of September 30, 2013. The project remains on track to reach full production of approximately 1,300 tonnes of ore per day in the first half of 2014.

Key Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
($000s except per share and cash cost amounts)	2013	2012	2013	2012
Revenue	130,179	144,659	380,720	521,555
Profit (loss) before tax	9,650	6,254	(22,310)	23,873
Basic and diluted earnings (loss) per share[1]	0.03	(0.03)	(0.27)	(0.17)
Profit (loss) for the period	2,985	(5,354)	(47,794)	(31,606)
Operating cash flow[2]	12,795	21,487	9,095	133,187
Operating cash flow per share[3]	0.07	0.12	0.05	0.77
Cash cost per pound of copper sold[3]	1.28	0.69	1.77	0.83

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

($000s except per share and cash cost amounts)	September 30, 2013	December 31, 2013
Cash and cash equivalents	792,487	1,337,088
Total assets	3,685,666	3,476,497

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of the Company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three and nine months ended September 30, 2013 and September 30, 2012:

	Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
($000s except share and per share amounts)	2013	2012	2013	2012
Operating cash flow before stream deposit and change in non-cash working capital	12,795	21,487	9,095	133,187
Weighted average shares outstanding	172,073,980	171,965,924	172,038,343	171,955,741
Operating cash flow per share	0.07	0.12	0.05	0.77

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations.  Hudbay’s calculation takes a by-product costing approach, under which the company designates copper as its primary metal of production and from which the company subtracts the net revenues realized from the sale of other metals mined with copper.  As there is significant variation in calculation methodologies in practice, Hudbay’s cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at Hudbay’s mines and mills in addition to general and administrative expenses directly related to those operations.  Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs.  Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the 777 precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended		Nine Months Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2013	2012	2013	2012
Cash cost per pound of copper sold
C$/lb
Mining, milling, concentrating	2.34	1.28	2.25	1.49
On-site administration and general expenses	0.21	0.25	0.22	0.26
Cost to copper concentrate	2.55	1.53	2.47	1.75
Treatment and refining	0.23	0.13	0.22	0.16
Freight and distribution	0.40	0.29	0.38	0.27
Other	—	(0.03)	—	0.01
Downstream costs	0.63	0.39	0.60	0.44
Net by-product credits	(1.90)	(1.23)	(1.30)	(1.36)
Cash cost per pound of copper sold	1.28	0.69	1.77	0.83

Reconciliation to Financial Statements
(C$000s)
Cost of sales - mine operating costs	83,589	80,363	260,212	315,231
Treatment and refining charges[1]	4,858	3,973	14,522	17,180
Pre-production revenue[1]	500	—	9,788	—
By-product revenues	(87,625)	(74,724)	(253,670)	(275,097)
Less: change in deferred revenue	17,580	—	52,089	—
	18,902	9,612	82,941	57,314

Less: indirect costs[2]
Share based payment	507	621	684	872
Adjustments related to zinc inventory write-downs (reversals)	—	(4,687)	—	(3,465)
Demolition and rehabilitation	—	47	—	130
Subtotal - cash costs	18,395	13,631	82,257	59,777
Copper sales (000s lbs)	14,362	19,788	46,545	72,269
Cash cost per pound of copper sold ($/lb)	1.28	0.69	1.77	0.83

1Included in Revenues

2Indirect costs included in cost of sales - mine operating costs

Cash cost in the third quarter of 2013 was $1.28/lb, compared to $0.69/lb for the same period in 2012. The increase is due primarily to the timing of deliveries of gold and silver to Silver Wheaton under the stream agreement as these deliveries, and the associated cost of sales, may occur in a different period than the copper contained in concentrate.  In the third quarter of 2013, there was a higher proportion of gold and silver sold relative to copper versus the third quarter of 2012, resulting in a higher cost to concentrate per pound of copper sold.  In addition, the non cash portion of these gold and silver sales is excluded from by-product credits and the total sales price is relatively lower than the third quarter of 2012. The impact of the stream agreement reduced net by-product credits by approximately $1.31/lb during the quarter.

Cash cost for the nine months ended September 30, 2013 was $1.77/lb, compared to $0.83/lb for the same period in 2012.

Similar to the quarterly results, proportionally more gold and silver was delivered relative to copper versus the nine months ended September 30, 2012, resulting in a higher cost to concentrate per pound of copper sold. The impact of the stream agreement reduced year to date net by-product credits by approximately $0.96/lb.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/2013hbmmda_q3.pdf

Financial Statements:

http://media3.marketwire.com/docs/2013hbmfs_q3.pdf

Conference Call and Webcast

Date:	Monday, November 11, 2013

Time:	9:30 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3415 or 877-974-0445

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4645137#

The conference call replay will be available until midnight (Eastern Time) on November 19, 2013. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Persons

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information.

Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should” or “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information includes, but is not limited to, continued production at Hudbay’s 777, Lalor and Reed mines, continued processing at the company’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to develop its Lalor, Constancia and Reed projects and the anticipated scope and cost of and development plans for, these projects, including the re-estimated capital costs and associated project economics for Constancia, refurbishment of the Snow Lake concentrator and deferral of construction of the new Lalor concentrator, anticipated timing of Hudbay’s projects and events that may affect the company’s projects, Hudbay’s expected expenditure reductions, Hudbay’s expectation that it will receive the remaining deposit payments under the amended precious metals stream transaction with Silver Wheaton Corp. and funding under Hudbay’s equipment financing transaction with Cat Financial, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices;

•                  and foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  the company’s ability to secure required land rights to complete the Constancia project

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the company’s Constancia project and First Nations communities surrounding the company’s Lalor and Reed projects;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent AIF.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. All of the forward-looking information in this news release is qualified by this cautionary statement.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101 of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You should consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F dated March 28, 2013 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com